March 14, 2025

Donald P. Newman
Chief Financial Officer
ATI Inc.
2021 McKinney Avenue
Dallas, Texas 75201

       Re: ATI Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2024
           Form 8-K furnished February 4, 2025
           File No. 001-12001
Dear Donald P. Newman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results by Business Segment, page 24

1.     We refer to your presentation of Total Segment EBITDA. When this measure is
       presented outside of the ASC 280 disclosure in the notes to the financial statements, it must comply with the non-GAAP guidance. Please note that the measure must not exclude normal, recurring operating expenses. See Question 100.01 of the SEC Staff's
       C&DIs on Non-GAAP Financial Measures. If you believe that presentation of this non-GAAP measure is appropriate, please revise to address the following:
           Explicitly identify this as a non-GAAP measure;
           Begin the reconciliation with the most directly comparable GAAP measure rather than the non-GAAP measure; and
           Reconcile to net income in accordance with Question 103.01 of the
SEC Staff   s
           Non-GAAP Compliance and Disclosure Interpretations
       Refer to Item 10(e) of Regulation S-K. Similarly, the reconciliation for Adjusted
 March 14, 2025
Page 2

       EBITDA should also begin with the comparable GAAP measure. Please note this comment also applies to your disclosure in your earnings releases furnished on Form
       8-K.
Form 8-K furnished February 4, 2025
Exhibit 99.1, page 2

2. We note from the first paragraph on page 2, that you discuss adjusted earnings per share and ATI adjusted EBITDA and in the third paragraph, you discuss free cash flow and Adjusted EBITDA without a discussion of the most directly comparable
       GAAP measures, thereby giving undue prominence to these non-GAAP measures.
       Please revise to include a discussion with equal or greater prominence of the most directly comparable GAAP measure in accordance with Instruction 2 of
Item 2.02 of
       Form 8-K and Item 10(e)(1)(i) of Regulation S-K. See also Question 102.10(a) of the
       SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP
Financial
       Measures.
3.     We note that your disclosure at the top of page 14 identifies certain
Non-GAAP
       financial measures and discloses the reasons management believes these measures are useful to investors. Please revise to include the reasons management believes the measure is useful to investors as it applies to ALL non-GAAP measures used in this press release. In this regard, your disclosure should include Managed Working
       Capital, Free Cash Flow, Adjusted net income and Adjusted EPS.
4. We note from your reconciliation of free cash flow on page 17 that it is not calculated using the typical definition of cash flows from operating activities less capital expenditures. Please revise to label your measure something other than free cash
       flow   , such as    adjusted free cash flow.    See Question 102.07 of
the SEC Staff   s
       C&DIs on Non-GAAP Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing